
13000494


WEST HILL, ON
CANADA
S. HACKENSACK, NJ
MOUNTAINTOP, PA
MANKATO, MN
ALSIP, IL
NICHOLASVILLE, KY
BOWLING GREEN, KY
CHINO, CA
MATTHEWS, NC
TULSA, OK
GRIFFIN, GA
MONTGOMERY, AL
WAXAHACHIE, TX

Annual Report 2012

Setting New Standards Coast to Coast
through Quality and Reliability


AEP
INDUSTRIES INC.

Financial Highlights

AS OF AND FOR THE YEARS ENDED OCTOBER 31

	2008	2009	2010	2011	2012
	(Amounts in Thousands, Except Per Share Data and Ratios)				
Net sales	$762,231	$744,819	$800,570	$974,792	$1,152,535
Operating income	$9,593	$60,387	$15,720	$25,231	$55,648
Income (loss) from continuing operations	$3,312	$30,429	$(523)	$12,388	$23,152
Diluted income (loss) per share of common stock from continuing operations	$0.48	$4.45	$(0.08)	$2.09	$4.16
Net income (loss)	$12,244	$31,528	$(566)	$12,388	$23,152
Diluted net income (loss) per share of common stock	$1.79	$4.61	$(0.08)	$2.09	$4.16
Shareholders' equity	$40,140	$75,800	$56,630	$49,986	$73,729
Capital expenditures	$27,984	$23,846	$15,904	$14,499	$42,000
Working capital	$105,787	$74,101	$70,547	$117,220	$96,369
Working capital ratio	2.1 to 1	1.8 to 1	1.7 to 1	2.0 to 1	1.8 to 1
Total assets	$390,840	$360,070	$350,796	$415,669	$431,443



NET SALES
2008 2009 2010 2011 2012
1,100
1,000
900
800
700
600
500
400
300
200
100
0
In Millions Of Dollars
OPERATING INCOME
2008 2009 2010 2011 2012
110
100
90
80
70
60
50
40
30
20
10
0
In Millions Of Dollars
TOTAL ASSETS
2008 2009 2010 2011 2012
1,100
1,000
900
800
700
600
500
400
300
200
100
0
In Millions Of Dollars

Shareholders' Letter



J. BRENDAN BARBA,
CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER,
AEP INDUSTRIES INC.

It was an exciting and busy fiscal 2012 and a year of solid financial and operational growth for AEP. For several years, despite continuing economic uncertainty, we have been working diligently to position the Company to consistently deliver solid results and shareholder returns. Through prudent investments of capital and targeted acquisitions, we have increased operational efficiency, reduced costs, expanded margins, grown our core business and expanded our product portfolio. Our approach is to extract maximum value from each of our assets, which translates into additional value for shareholders.

While these core initiatives have been ongoing for several years, momentum from fiscal 2011 led to an extremely successful fiscal 2012, a year in which we believe we have stood out among our industry peers. We are gratified to see the strategies so often defined in these pages in years past producing these positive results. Ours is a journey well underway, and we are in great position for the future.

In what we believe to be the most important metrics of corporate performance – revenue, volume and profitability – AEP recorded impressive gains in fiscal 2012. Our Net sales for fiscal 2012 increased $177.7 million, or 18%, to $1,152.5 million and included an increase of 14% in pounds sold. Our Net income for fiscal 2012 was $23.2 million, or $4.16 per diluted share, as compared to $12.4 million, or $2.09 per diluted share. Fiscal 2011 included a gain on bargain purchase of the Webster business of $8.3 million. Our Adjusted EBITDA, an all-important metric used by the Company to evaluate the quality of cash generated, in fiscal 2012 was $84.2 million, a 42% increase over fiscal 2011's Adjusted EBITDA of $59.3 million.[1]

At AEP, we believe investing in highly efficient machinery and systems is a key component of an effective manufacturing enterprise. In fiscal 2012, the Company recorded $42 million in capital expenditures, primarily in plant infrastructure, added capacity and efficiencies. Taking long term market leadership positions into consideration, we have invested aggressively to expand our retail and printed films business, as evidenced by our acquisition of Webster Industries in October 2011, and by our November 2012 acquisition of Transco Plastics Industries. These expenditures were accomplished while maintaining a strong balance sheet and appropriate debt levels that allow us to be nimble in our decision-making.

We are committed to continue delivering high quality service and reliability to further our position as a preferred supplier of diverse flexible packaging solutions to North America's premier marketers. Heading into fiscal 2013, we are very excited about the way in which AEP is building on its solid past to create an even brighter future. The Board of Directors, the management team and all of our employees at AEP remain focused on our overriding principle to operate efficiently and spend wisely.

Sincerely,

J. Brendan Barba

J. Brendan Barba

[1] See page 33 of our enclosed Form 10-K for a reconciliation to net income.





OUR COAST-TO-COAST LOCATIONS PUT AEP PRODUCTION FACILITIES IN CLOSE PROXIMITY TO OUR CUSTOMERS. THIS CREATES A LOGISTICS ADVANTAGE THAT CANNOT BE EASILY DUPLICATED.


AEP







AEP'S STRATEGY OF TRANSFERRING ITS PROCESS KNOWLEDGE AND VOLUME PURCHASING POWER TO NEW HIGH VALUE MARKETS IS GENERATING POSITIVE RESULTS.

As 2012 results show, it's good to be a leading supplier of products that play an essential role in the supply chains of North America's leading manufacturers. AEP specializes in flexible packaging, the film wrap used to ship and store everything from new cars and crops to the fresh foods in the local grocery. The role of AEP solutions is to keep things fresh, clean, new and protected from factory floor to end use. Whether it's opening a home entertainment system or unwrapping a steak, AEP flexible packaging solutions deliver a visible seal of freshness that consumers rely on every day. Our packaging solutions build confidence and help ensure a satisfactory customer experience.

We are proud of the trusted supplier relationship we maintain with key customers, a group which includes many of the world's most recognized and respected brands. We manage our operations using the same quality control standards many of them do. That is, most AEP facilities have received ISO 9001:2000 Certification, a standard that validates the use of quality control best practices company-wide. Our commitment to service extends to everything we do, from requirements assessment and product design to on-time delivery and on-site support. AEP is well positioned to grow with our customers.

OUR VISION

Diversified Growth with a Single Mission

At AEP, we've mastered the processes involved in manufacturing high quality film for flexible packaging. Year after year, the Company has maintained its position as a first-, second-or third-place volume leader in every market served. Now we are applying the same knowledge base and technology infrastructure to new market categories, which increasingly involve higher value segments of the industry. This is diversified growth, a core strategy of AEP. Simply stated, it defines our plan to achieve our mission of maximized asset value and shareholder return.



AS THE MARKET TRANSITIONED INTO NEW APPLICATIONS FOR COMPLEX MULTILAYER CO-EXTRUDED FILMS, SO DID AEP. THE COMPANY IS A LEADER IN THE PERFORMANCE FILMS SECTOR, WITH THREE- TO SEVEN-LAYER BLOWN FILM LINES OPERATING IN MULTIPLE SITES.

OUR STRATEGY

A Suite of Products to Satisfy Growing Demand

AEP offers one of the most comprehensive arrays of flexible packaging solutions in the world. Custom requests are handled by the Custom Films product line. The Stretch Films product line serves load containment needs. The Printed, Converted and Laminated Films product line makes branded packaging. The Resinite PVC Films product line leads in stretch and shrink films for food products. Co-extruded and barrier films are developed by the PROformance® Films product line. And agricultural films, food wrap and disposable items come from Other Products and Specialty Films. Whatever the requirement, AEP has solutions.


Tall Kitchen Bags
20 BAGS

WITH OVER 15,000 UNIQUE PRODUCT FORMULATIONS AND THE ABILITY TO CUSTOM ENGINEER NEW FILMS TO MEET SPECIFIC PERFORMANCE REQUIREMENTS, AEP HAS EARNED ITS POSITION AS A PREFERRED FLEXIBLE PACKAGING SOLUTIONS PROVIDER. MARKETERS RELY ON AEP'S ABILITY TO DEVELOP NEW CUSTOM FLEXIBLE PACKAGING SOLUTIONS.


BUD LIGHT

AEP IS NOW A SPECIALIST IN FOOD CONTACT FILMS FOR RETAIL PACKAGING.

NEW PRODUCT DEVELOPMENT IS A RENEWABLE RESOURCE THAT ENABLES AEP TO CONTINUALLY ADVANCE ITS LEADERSHIP POSITION. IT ALSO HELPS STRENGTHEN CUSTOMER RELATIONSHIPS.

AEP engineers excel at the materials innovation required to adapt the properties and performance of multilayer films to solve specific customer challenges. An agricultural film introduced in 2012 offers an excellent example. Designed for the unique needs of a customer who metallizes film, the high strength, multilayer film the Company developed provides high gloss properties that improve adhesion in the metallizing process. This enabled the customer to introduce a new agricultural barrier film with distinct performance advantages. In addition, our evolving relationship with this customer extends AEP production to new markets with global export potential.

Another new product making a difference for customers is a stretch film that features high UV protection. Customers that ship products such as peat moss, potting soil and mulch to large garden centers found that prolonged sun exposure can cause the bags stored on pallets to fade. AEP engineers responded by integrating the high UV protection of the Company's Sunblocker agricultural film with this new high strength stretch film. The result is a pallet wrap that helps to keep shipments safe from sun damage. It's an extra layer of value for customers, and a promising new revenue stream for AEP.

AEP IS IN THE PROCESS OF CONSOLIDATING ITS PRINTING AND CONVERTING OPERATIONS FOR BRANDED PACKAGING IN ITS CENTRALLY-LOCATED BOWLING GREEN, KY PLANT. THE LARGE FORMAT PRESSES ADDED THROUGH THE 2012 TRANSCO PURCHASE WILL INCREASE CAPABILITIES AT THIS SITE.



AEP HAS EARNED A REPUTATION FOR UNCOMPROMISING QUALITY AND RELIABLE, ON-TIME DELIVERY. THESE STRENGTHS REINFORCE OUR LEADERSHIP POSITION.

The benefits of integrating the high quality production assets and highly skilled professionals of acquired companies with the AEP organization apply to all members. The smaller organization gains the stability and competitive resin pricing that only a competitor of our size can deliver. AEP gains innovative new processes and machinery that we can use to enrich our product catalog.







DOWNGAUGING, AN ONGOING PROCESS MADE POSSIBLE BY IMPROVEMENTS IN RESIN TECHNOLOGY AND FORMULA MAXIMIZATION, HELPS AEP PRODUCE BETTER PERFORMING PRODUCTS WITH SOURCE REDUCTION.

The draw tape closure technology the Company acquired as part of the Webster purchase shows how this combined advantage works. AEP had been a market leader in industrial can liners for many years. But we never offered bags with the convenience of a draw tape closure before. Now, customers have rapidly shown preference for the enhanced industrial bags. We have also applied draw tape closures to mid-size bags designed to hold smaller packages in a retail setting -- potato chips, to be exact. The draw tape adds a high value feature that attracts buyer interest on the shelf.

OUR STRUCTURE

Renew and Retool for Flexible Production

The complex disciplines involved in the valuation, acquisition, integration, redeployment and modernization of advanced film production systems have emerged as core strengths of AEP. When we integrated the assets and personnel of Atlantis Plastics with the Company in 2009/2010, and Webster, Inc., in 2011/2012, the essence of our approach was to simply apply the film production technologies, advanced quality controls and volume purchasing advantage we had already mastered in one type of film to high-value markets that were new to us. Same process, new market. Advantage AEP.



AEP WILL CONSOLIDATE OFFICES FOR HEADQUARTERS STAFF AT THIS FACILITY IN MONTVALE, NJ DURING 2013. THE MOVE REFLECTS THE COMPANY'S INDUSTRY LEADERSHIP AND ACCOMMODATES GROWTH.


OUR PEOPLE

The Knowledge to Make a Difference

It has often been said at AEP that our people are our most important asset. Certainly, their industry-leading expertise and commitment to service add value to everything we do. In every area of specialization, AEP employees rank among the most experienced and knowledgeable in their fields. That is because they have more time on the job than industry norms, and have more time in service. They are also great people. AEP has emerged as an employer of choice for top flexible packaging professionals.

COMPANY-WIDE, AEP SHARES BEST PRACTICES FOR CONTINUOUS IMPROVEMENT. AEP'S PROVEN APPROACH TO CONSOLIDATION EMPHASIZES TRAINING AND KNOWLEDGE TRANSFER TO ENSURE THAT EVERY AEP FACILITY OPERATES WITH THE SAME EFFICIENCY AND QUALITY STANDARDS NATIONWIDE.

DIRECTORS

J. Brendan Barba
Chairman of the Board, President and Chief Executive Officer
AEP Industries Inc.

Kenneth Avia
Managing Principal
Avia Consulting Group, LLC

Robert Bell
Executive Director
Charles B. Wang International Foundation

Ira M. Belsky
Retired
Attorney and Business Executive

Richard E. Davis
Vice President-Finance and Chief Financial Officer
Glatt Air Techniques Inc.

Paul M. Feeney
Executive Vice President, Finance and Chief Financial Officer
AEP Industries Inc.

Frank P. Gallagher
Chairman and Chief Executive Officer
Aadyn Technology, LLC

Lawrence R. Noll
Vice President, Tax and Administration
AEP Industries Inc.

Lee C. Stewart
Independent Financial Consultant

CORPORATE OFFICERS

J. Brendan Barba
Chairman of the Board,
President and Chief Executive Officer

Paul M. Feeney
Executive Vice President, Finance and Chief Financial Officer

John J. Powers
Executive Vice President,
Sales and Marketing

Paul C. Vegliante
Executive Vice President,
Operations

Linda N. Guerrera
Vice President and Controller

Lawrence R. Noll
Vice President, Tax and Administration

James B. Rafferty
Vice President and Treasurer

KEY OPERATING OFFICERS

Karen Aloia
Vice President, Human Resources

Gary Bobko
Vice President
PROformance Films Products

Richard Boyette
Vice President, Manufacturing
Polyvinyl Chloride Products

Robert Covella
Vice President,
Custom Film Products

David J. Cron
Senior Vice President,
Manufacturing

Robert Cron
Executive Vice President,
National Accounts

Steve Firmery
Division Manager,
Resinite Products

Philip A. Hernberg
Vice President, IPD Products

Sandra C. Major
Vice President and Secretary

Brian Ochsner
Vice President,
Stretch Film Products

Michael O'Neill
Vice President, Supply Chain

Arnold Shainker
Vice President
Webster Products

CORPORATE INFORMATION

General Counsel
Honigman Miller Schwartz and Cohn LLP
2290 First National Bldg.
660 Woodward Avenue
Detroit, MI 48226

Registrar and Transfer Agent
American Stock Transfer and Trust Co.
59 Maiden Lane
New York, New York 10038

Independent Registered Public Accounting Firm
KPMG LLP
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Corporate Headquarters
AEP Industries Inc.
125 Phillips Avenue
South Hackensack,
New Jersey 07606
201-641-6600
www.aepinc.com


AEP
INDUSTRIES INC.

AEP Industries Inc. 125 Phillips Avenue South Hackensack, NJ 07606 201.641.6600 • 800.999.2374 www.aepinc.com